SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

DATED: APRIL 22, 2008

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 AKTI MIAOULI, PIRAEUS, GREECE 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐        No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐        No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

TABLE OF CONTENTS

Page
First Quarter 2008 Financial Results, New Vessel, Quarterly Cash Distribution	1
Operating and Financial Review and Prospects	1
Financial Statements Index	F-1

First Quarter 2008 Financial Results, New Vessel, Quarterly Cash Distribution

On April 22, 2008, Navios Maritime Partners L.P. issued a press release announcing, among other items, its financial results for the first quarter of 2008, the acquisition of a new vessel from Navios Maritime Holdings Inc. and its quarterly cash distribution. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three month period ended March 31, 2008. We (“Navios Partners”) do not present comparative information for periods prior to the IPO because we believe that those periods are not necessarily comparable given the change in the nature and focus of the business. For example it is the policy of Navios Partners’ not to trade FFAs, whereas certain prior periods contain such transactions. In addition, certain agreements such as the management agreement were first effective as of November 16, 2007. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (US GAAP). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners ‘ 2007 annual report filed on Form 20-F with the Securities Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.

Recent Developments

In March 2008, Navios Partners took delivery of the “Navios Aldebaran”, a newbuilding Panamax vessel of 76,500 dwt. The “Navios Aldebaran” came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered out the vessel for a period of five years at a net daily charter-out rate of US$ 28,391.

It is anticipated that, Navios Partners will take ownership in April 2008 of the “Fantastiks”, a 2005-built Capesize vessel of 180,265 dwt. This vessel is already part of Navios Partners’ operational fleet and in October 2007 Navios Partners exercised its purchase option at a price of $ 34.2 million. The current market value of the vessel is estimated at approximately $150.0 million.

Navios Partners agreed to acquire from Navios Holdings, the Navios Aurora, a 75,397 DWT Panamax vessel built in 2005, for a price of $80.0 million. The vessel is scheduled to be delivered in July 1, 2008. Navios Partners will finance the acquisition with a $35.0 million drawdown under a new tranche to its existing credit facility. The $45.0 million balance will be paid through the issuance of common units of Navios Partners.

Overview

General

Navios Maritime Partners L.P. is an international owner and operator of drybulk carriers, formed on August 7, 2007 under the laws of Marshall Islands by Navios Holdings (NYSE: NM) (“Navios Holdings”), a vertically integrated seaborne shipping company with over 50 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest. Our vessels are chartered out under long-term time charters with an average remaining term of approximately 5.2 years to a strong group of counterparties, consisting of Cargill International SA, Ltd., Mitsui O.S.K. Lines, Ltd., Rio Tinto Shipping Pty Ltd., Augustea Atlantica SrL Charterers, The Sanko Steamship Co., Ltd. and Daiichi Chuo Kisen Kaisha.

In connection with our IPO, on November 16, 2007 we acquired interests in five wholly owned subsidiaries of Navios Holdings, each of which owned a Panamax drybulk carrier, as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase three additional vessels in exchange for (a) all of the net estimated proceeds of $193.3 million from the sale of an aggregate of 10,500,000 common units in the IPO and the concurrent offering to a corporation owned by Navios Partners’ Chairman and CEO, plus (b) $160.0 million, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Navios Holdings currently owns a 43.2% interest in Navios Partners, including the 2% general partner interest.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters.

Fleet

Our fleet consists of seven modern, active Panamax vessels one modern Capesize vessel, one Panamax vessel, Navios Aurora that we have agreed to purchase from Navios Holdings on July 1, 2008 and one newbuild Capesize vessel, Navios TBN I, that we have agreed to purchase from Navios Holdings when it is delivered in June 2009. Assuming delivery of Navios Aurora in July 1, 2008 and delivery of Navios TBN I in June 2009, our fleet of high-quality Panamax and Capesize vessels will have an average age of approximately 5.5 years in June 2009, which is significantly younger than the current industry average of about 16 years. Panamax vessels are highly flexible vessels capable of carrying a wide range of drybulk commodities, including iron ore, coal, grain and fertilizer and of being accommodated in most major discharge ports, while Capesize vessels are primarily dedicated to the carriage of iron ore and coal. We may from time to time purchase additional vessels, including vessels from Navios Holdings.

All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.

The following table provides summary information about our fleet:

				Original Charter Expiration	Original Charter
				Date/ New	Out Rate/ New
			Capacity	Charter Expiration	Charter Out Rate per
Owned Vessels	Type	Built	(DWT)	Date(1)	day(2)

Navios Gemini S	Panamax	1994	68,636	February 2009	$19,523
				February 2014	24,225
Navios Libra II	Panamax	1995	70,136	December 2010	23,513
Navios Felicity	Panamax	1997	73,867	April 2008	9,595
				April 2013	26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	21,937
Navios Alegria	Panamax	2004	76,466	December 2010	23,594
Owned Vessels to be delivered
Navios TBN I (3)	Capesize	Expected delivery June 2009	180,000	June 2014	47,400
Navios Aurora (4)	Panamax	2005	75,397	August 2008	24,063
				August 2013	33,863
Long term Chartered-in Vessels

Navios Prosperity (5)	Panamax	2007	82,535	July 2012	24,000
Fantastiks (6)	Capesize	2005	180,265	March 2011	32,279
				March 2014	36,290
Navios Aldebaran (7)	Panamax	2008	76,500	March 2013	28,391
(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.
(2)

Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)

We will acquire Navios TBN I, upon its expected delivery in June 2009, from Navios Holdings for $130.0 million, which we expect to fund primarily through borrowings under our existing credit facility and the issuance of additional common units.

(4)

It is anticipated that we will acquire Navios Aurora in July 1, 2008, from Navios Holdings for $80.0 million, which we expect to fund primarily through borrowings under our existing credit facility and the issuance of additional common units.

(5)

Navios Prosperity is chartered-in for seven years and we will have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($38.3 million based upon the exchange rate at March 31, 2008), declining pro rata by 145 million Yen ($1.46 million based upon the exchange rate at March 31, 2008) per calendar year.

(6)	Fantastiks is chartered-in through April 2008. We have entered into an agreement to purchase Fantastiks which is expected for delivery in April, 2008 at a purchase price of $34.2 million.

(7)

Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($36.3 million based upon the exchange rate at March 31, 2008) declining pro rata by 150 million Yen ($1.51 million based upon the exchange rate at March 31, 2008) per calendar year.

Additionally it has the option to acquire the capital stock of the subsidiary that will own Navios TBN II, a newbuilding Capesize vessel scheduled for delivery in October 2009.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. Those portions of FAS 157 that were effective for Navios Partners for the fiscal year beginning on January 1, 2008 did not have a material effect on its consolidated financial statements.

In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of FASB Statement No. 157, “Fair Value Measurement”, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of FAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. This statement was effective for Navios Partners for the fiscal year beginning on January 1, 2008 and it did not have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of FAS 141R on its consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of SFAS No. 160 on its consolidated financial statements.

In March 2008, the FASB issued its final consensus on “Issue 07-4 – Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. This issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 would be effective for fiscal years that begin after December 15, 2008, and would be accounted for as a change in accounting principle through retrospective application. Early application would not be permitted. Navios Partners is currently evaluating the potential impact, if any, of the adoption of Issue 07-4 under FASB Statement No. 128 on its consolidated financial statements.

Critical Accounting Policies

Our financial statements have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included elsewhere in this Annual Report.

Impairment of Long Lived Assets

Vessels are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the asset’s carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

Vessels

Vessels are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Deferred Drydock and Special Survey Costs

Our vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessel’s capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessel’s cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.

Revenue Recognition

Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from transportation of cargos and time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three month period ended March 31, 2008. We do not present comparative information for periods prior to the IPO because we believe that those periods are not necessarily comparable given the change in the nature and focus of the business. For example it is the policy of Navios Partners’ not to trade FFAs, whereas certain prior periods contain such transactions. In addition, certain agreements such as the management agreement were first effective as of November 16, 2007.

(unaudited) Three Month Period ended March 31, 2008 ($ ‘000)
Time charter and voyage revenue	$14,320
Time charter and voyage expenses	(2,821)
Direct vessel expenses	(144)
Management fees	(1,820)
General and administrative expenses	(496)
Depreciation and amortization	(2,764)
Interest expense and finance cost, net	(2,473)
Interest income	48
Other expense	(3)
Net income	$3,847

EBITDA	$9,180
Operating Surplus	$7,156

For three month period ended March 31, 2008, Navios Partners’ time charter revenue amounted to $14.3 million whereas time charter expenses for the same period were $2.8 million. Other expenses including management fees and general and administrative expenses amounted to $2.3 million.

Depreciation and amortization expense for the period (including amortization of drydocking and special survey costs presented under direct vessel expenses) was $2.9 million and interest expense and finance cost related to the facility agreement of $165.0 million was $2.5 million.

Net income for three month period ended March 31, 2008 was $3.8 million.

Liquidity and Capital Resources

The following table presents cash flow information derived from the unaudited consolidated statements of cash flows of Navios Partners for the three month periods ended March 31, 2008.

Three Month Period Ended March 31, 2008
(Unaudited)
Net cash provided by operating activities	$3,504
Net cash used in investing activities	—
Net cash provided by financing activities	(3,236)
Increase (decrease) in cash and cash equivalents	$268

Cash provided by operating activities for the three month period ended March 31, 2008

Net cash provided by operating activities increased by $3.5 million in the three months ended March 31, 2008. The increase is analyzed as follows:

Net income for the three month period ended March 31, 2008, was $3.8 million. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization.

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred voyage revenue, net of commissions increased by $0.5 million from $0.2 million at December 31, 2007 to $0.7 million at March 31, 2008.

Accrued expenses increased by $2.4 million from $1.4 million at December 31, 2007 to $3.8 million at March 31, 2008. The primary reason for the increase was an increase in accrued loan interest by $2.3 million.

Accounts receivable increased by $0.1 million from $0.4 million at December 31, 2007 to $0.5 million at March 31, 2008. The primary reason for this increase was an increase in amounts receivable from charterers.

Accounts payable decreased by $0.4 million from $0.6 million at December 31, 2007 to $0.2 million at March 31, 2008. The primary reason was a decrease in professional and legal fees payable of $0.3 million.

Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. Prepaid expenses increased by $0.01 million from $0.03 million at December 31, 2007 to $0.04 million at March 31, 2008.

Restricted cash increased to $3.1 million as at March 31, 2008 from $0.8 million as at December 31, 2007. This increase is due to the retention account held in Commerzbank A.G which is required by the loan facility of $165 million that Navios Partners entered into prior to the closing of the IPO.

Finally, amounts due to related parties decreased by $3.5 million from $4.5 million at December 31, 2007 to $1.0 million at March 31, 2008. The main reason for this was the payment of the deferred acquisition expenses related to the Navios Partners’ IPO amounting to $3.8million to Navios Holdings.

Cash used in investing activities for the three month period ended March 31, 2008

There was no investing activity during the three month period ended March 31, 2008.

Cash used in financing activities for the three month period ended March 31, 2008

Cash used in financing activities was $3.2 million for the three month period ended March 31, 2008. This was due to the cash distribution that was paid on February 14, 2008.

EBITDA

EBITDA represents net income before interest, taxes, depreciation and amortization. Navios Partners uses EBITDA because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and because EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA for the three month period ended March 31, 2008 was $9.2 million (please see Reconciliation of Non-GAAP Financial Measures).

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Partners’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets.

Navios Partners generated an operating surplus for the period of $7.2 million and the reserve for estimated maintenance and replacement capital expenditures for the three month period ended March 31, 2008 was $2.1 million (please see Reconciliation of Non-GAAP Financial Measures).

Operating surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:
–	provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures)
–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or
–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;
•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

Reconciliation of Non-GAAP Financial Measures

Three Month Period Ended March 31, 2008
Net Cash from Operating Activities	3,504
Net increase in operating assets	2,493
Net decrease in operating liabilities	807
Net interest cost	2,425
Deferred finance charges	(49)
EBITDA	9,180
Cash interest income	48
Maintenance and replacement capital expenditures	(2,072)
Operating surplus	7,156
Recommended reserves	(684)
Available cash for distribution	6,472

Long Term Debt Obligations and Credit Arrangements

On November 15, 2007 Navios Partners entered into a revolving credit facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provides for borrowings of up to $260 million, of which $165 million was drawn on November 16, 2007. Out of this amount, $160 million was paid to Navios Holdings as part of the purchase price of the capital stock of the Company’s subsidiaries that owned or had rights to the eight vessels of Navios Partners’ fleet. The balance of the drawn amount was used as working capital.

Navios Partners expects to borrow an additional $34.2 million under the credit facility to finance the acquisition of the vessel Fantastiks in April 2008 and an additional $60.8 million to partially finance the purchase of the capital stock of the Navios Holdings subsidiary that will own Navios TBN I upon its delivery in June 2009. Amounts that can be borrowed under the facility will be reduced by $30.0 million if Fantastiks is not acquired and will be reduced by $60.0 million if Navios TBN I is not delivered.

The facility is a revolving facility for up to four years and converts to a term facility for up to 6.5 years thereafter so that final maturity will be 10 years. The interest rate is LIBOR plus a margin of between 80 bps and 125 bps, depending on the loan to value ratio. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility.

Amounts drawn under this facility are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The revolving loan facility contains a number of restrictive covenants that prohibit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facility also requires Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The loan facility also requires compliance with a number of financial covenants of Navios Partners, including tangible Net Worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the loan facility if such covenants are not complied with.

At March 31, 2008, Navios Partners was in compliance with the financial covenants of its revolving loan facility.

The repayment of the loan facility starts no earlier than August 2011 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the agreement.

The maturity table below reflects the principal payments due under the credit facility based on Navios Partners’ $165 million outstanding balance as of March 31, 2008.

Year	Amount
2008	$—
2009	$—
2010	$—
2011	$—
2012	$25,385
2013 and thereafter	$139,615
$165,000

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three month period ended March 31, 2008.

Three Month Period ended March 31, 2008
(Unaudited)
Available Days (1)	635
Operating Days (2)	635
Fleet Utilization (3)	100.0%
Time Charter Equivalent (per day)	$22,565
(1)

Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders are better served by our distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units after the subordination period has ended. Upon the closing of the IPO, Navios Holdings did not own any of our outstanding common units and owned 100.0% of our outstanding subordinated units.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•

Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs.

•

Our distribution policy is affected by restrictions on distributions under our existing revolving credit facility that we entered into in connection with the closing of the IPO. Specifically, our revolving credit facility contains material financial tests that must be satisfied and we will not pay any distributions that will cause us to violate our credit facility or other debt instruments. Should we be unable to satisfy these restrictions included in the proposed new credit facility or if we are otherwise in default under our new credit facility, our ability to make cash distributions to unitholders, notwithstanding our cash distribution policy, would be materially adversely affected.

•

If we make distributions out of capital surplus, as opposed to operating surplus, such distributions will constitute a return of capital and will result in a reduction in the minimum quarterly distribution and the target distribution levels. We do not anticipate that we will make any distributions from capital surplus.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $25.9 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our existing revolving credit agreement.

On April 16, 2008, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2008 of $0.35 per unit. The distribution is payable on May 14, 2008 to all holders of record of common, subordinated and general partner units on May 5, 2008. The aggregate amount of the declared distribution is $6,472.

Subordination period

During the subordination period the common units have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under ‘‘Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column ‘‘Total Quarterly Distribution Target Amount,’’ until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

Related Party Transactions

Management fees: Pursuant to the management agreement dated November 16, 2007, Navios ShipManagement Inc. (“the Manager”) provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees related to owned vessels for the three month period ended March 31, 2008 amounted to $1,820.

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Prior to the IPO, the Manager, a wholly owned subsidiary of Navios Holdings provided the Company’s vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee (2007: $15,000). Such fee was adjusted at the end of the year, where the Manager’s remaining profit or loss was reallocated to the managed vessels, based on the managed days per vessel. The Manager was responsible for managing all cash transactions of the Company, as the Company did not maintain any cash accounts. The Manager paid any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations were directly deposited to the Manager’s bank accounts and used to fund the Company’s expenses.

Total general and administrative fees for the three month period ended March 31, 2008 amounted to $496.

Balance due to related parties: Included in the current liabilities as at March 31, 2008 is an amount of $1,044 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of amounts due from Kleimar amounting to $1,391 as well as management fees, administrative service fees and other expenses owed to affiliated companies amounting to $2,435. Total management fees, administrative service fees and other expenses charged to Navios Partners for the three month period ended March 31, 2008 amounted to $1,820, $270 and $345 respectively.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. Dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. Dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our new credit facility bear interest at rate based on a premium over U.S$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the three month period ended March 31, 2008, we paid interest on our outstanding debt at a weighted average interest rate of 5.6%. A 1% increase in LIBOR would have increased our interest expense for the three month period ended March 31, 2008 by $0.4 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the three month period ended March 31, 2008, Cargill International S.A., Sanko Steamship Co., Daiichi Chuo Kisen Kaisha, Mitsui O.S.K. Lines, Ltd. and Augustea Imprese Maritime accounted for approximately 29.3%, 18.2%, 15.4%, 13.7% and 12.7% respectively, of total revenues. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

Inflation

Inflation has had a minimal impact on vessel operating expenses, drydocking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Index

Page
NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS AT MARCH 31, 2008 (UNAUDITED) AND DECEMBER 31, 2007 (AUDITED)	F-2
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007	F-3
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007	F-4
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT, PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME/(LOSS) FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2008 AND 2007	F-5
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	December 31, 2007	March 31, 2008
			(unaudited)
ASSETS
Current assets
Cash and cash equivalents	4	$10,095	$10,363
Restricted cash		797	3,136
Accounts receivable, net		381	528
Prepaid expenses and other current assets		39	46
Total current assets		11,312	14,073
Vessels, net	5	135,976	134,012
Deferred financing costs, net		1,811	1,762
Deferred dry dock and special survey costs, net		1,171	1,027
Favorable lease terms	6	54,784	53,484
Total non-current assets		193,742	190,285
Total assets		$205,054	$204,358
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$570	$247
Accrued expenses		1,431	3,816
Deferred voyage revenue		153	698
Amounts due to related parties	11	4,458	1,044
Total current liabilities		6,612	5,805
Long term debt, net of current portion	7	165,000	165,000
Unfavorable lease terms	6	6,656	6,156
Total non-current liabilities		171,656	171,156
Total liabilities		178,268	176,961
Commitments and contingencies	10	—	—
Partners’ Capital:
Common Unitholders (10,500,000 units issued and outstanding at December 31, 2007 and March 31, 2008)		194,265	196,103
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2007 and March 31, 2008)		(159,759)	(160,998)
General Partner (369,834 units issued and outstanding at December 31, 2007 and March 31, 2008)		(7,720)	(7,708)
Total partners’ capital		26,786	27,397
Total liabilities and partners’ capital		$205,054	$204,358

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Notes	Three Month Period Ended March 31, 2007	Three Month Period Ended March 31, 2008
		(unaudited)	(unaudited)
Time charter and voyage revenue	8	$10,516	$14,320
Time charter and voyage expenses		(1,003)	(2,821)
Direct vessel expenses		(1,564)	(144)
Management fees	11	—	(1,820)
General and administrative expenses	11	(244)	(496)
Depreciation and amortization	5,6	(1,991)	(2,764)
Interest expense and finance cost, net	7	(1,281)	(2,473)
Interest income		—	48
Other income		27	—
Other expense		(28)	(3)
Income before income taxes		4,432	3,847
Deferred income tax		224	—
Net income		$4,656	$3,847

Earnings per unit (see note 12):

	Three Month period Ended March 31, 2007	Three Month period Ended March 31, 2008
	(unaudited)	(unaudited)

Net income	$4,656	$3,847
Earnings per unit (see Note 12):
Common unit (basic and diluted)	$—	$0.35
Subordinated unit (basic and diluted)	$0.60	$0.01
General partner unit (basic and diluted)	$0.25	$0.21

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Note	Three Month period Ended March 31, 2007	Three Month period Ended March 31, 2008
		(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income		$4,656	$3,847
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,6	1,991	2,764
Amortization and write-off of deferred financing cost		34	49
Amortization of deferred dry dock costs		129	144
Deferred taxation		(224)	—
Changes in operating assets and liabilities:
Increase in restricted cash		—	(2,339)
Decrease (increase) in accounts receivable		22	(147)
Increase in prepaid expenses and other current assets		(414)	(7)
Increase (decrease) in accounts payable		24	(323)
Increase in accrued expenses		861	2,385
Increase in deferred voyage revenue		381	545
Decrease in amounts due to related parties		(6,776)	(3,414)
Payments for dry dock and special survey costs		(3)	—
Net cash provided by operating activities		681	3,504
FINANCING ACTIVITIES:
Cash distribution paid	12	—	(3,236)
Debt issuance costs		(681)	—
Net cash provided by (used in) financing activities		(681)	(3,236)
Increase in cash and cash equivalents		—	268
Cash and cash equivalents, beginning of period		—	10,095
Cash and cash equivalents, end of period		$—	$10,363
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$517	$—
Non-cash investing and financing activities:
Contributions by Navios Holdings in the form of fair value adjustments related to charter-in contract (Fantastiks in 2007)		$33,703	$—

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT AND PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of U.S. Dollars)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Total Partners’ Capital	Owners’ Net Investment	Total	Accumulated Other Comprehensive Income/ (Loss)
	Units		Units		Units
Balance December 31, 2006	$—	—	—	—	—	—	$—	$70,902	$70,902	$6,624
Net income	—	—	—	—	—	—	—	4,656	4,656	4,656
Contributions in the form of fair value adjustments related to charter-in contract of vessel Fantastiks	—	—	—	—	—	—	—	33,703	33,703	—
Total comprehensive income	—	—	—	—	—	—	—	—	—	4,656
Balance March 31, 2007 (unaudited)	—	—	—	—	—	—	$—	$109,261	$109,261	$4,656

Balance December 31, 2007	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	$26,786	$—	$26,786	$1,613
Cash distribution paid	—	(65)	—	(1,837)	—	(1,334)	(3,236)	—	(3,236)
Net income	—	77	—	3,675	—	95	3,847	—	3,847	3,847
Balance March 31, 2008 (unaudited)	369,834	$(7,708)	10,500,000	$196,103	7,621,843	$(160,998)	$27,397	$—	$27,397	$3,847

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 1—DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (‘‘Navios Partners’’), was formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc (‘‘Navios Holdings’’). Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest.

In connection with the initial public offering (“IPO”) of Navios Partners on November 16, 2007 Navios Partners acquired interests in five wholly owned subsidiaries of Navios Holdings , each of which owned a Panamax drybulk carrier (the ‘‘Initial Vessels’’), as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in IPO and the offering to a corporation owned by Navios Partners’ Chairman and CEO for a total estimated amount of $193.3 million (see note 3), plus (b) $160.0 million of the $165.0 million borrowings under Navios Partners’ new revolving credit facility (see note 7), (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owns a 43.2% interest in Navios Partners, including the 2% general partner interest.

On or prior to the closing of the IPO, Navios Partners entered into the following agreements: a) a share purchase agreement pursuant to which Navios Partners acquired the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009; b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; c) a management agreement with Navios ShipManagement Inc. (the “Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services; d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and e) an omnibus agreement with Navios Holdings, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.

NOTE 2— BASIS OF PRESENTATION

The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The financial statements for the periods prior to the IPO on November 16, 2007, reflect the consolidated financial position, results of operations and cash flows of the five vessel-owning subsidiaries of Navios (collectively, the “Company”) that owned the Initial Vessels prior to the IPO. These consolidated financial statements have been presented using the historical carrying costs of such vessel-owning subsidiaries for all periods presented prior to the IPO, as each vessel-owning subsidiary was under the common control of Navios Holdings. The financial statements for periods after the IPO are referred to as those of Navios Partners.

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

Company name	Vessel name	Country of incorporation	Statement of income
			2007	2008
Libra Shipping Enterprises Inc	Navios Libra II	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 3/31	1/1 – 3/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 3/31	1/1 – 3/31
Prosperity Shipping Corporation (*)	Navios Prosperity	Marshall Is.	—	1/1 – 3/31
Fantastiks Shipping Corporation (**)	Fantastiks	Marshall Is.	—	1/1 – 3/31
Chartered-in vessel	Fantastiks	—	2/2 – 3/31	—
Aldebaran Shipping Corporation (*)	Navios Aldebaran	Marshall Is.	—	3/17 – 3/31
Navios Maritime Partners L.P	N/A	Marshall Is	—	1/1 – 3/31
Navios Maritime Operating LLC	N/A	Marshall Is	—	1/1 – 3/31
(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract
(**)	Not a vessel-owning subsidiary and only holds rights to purchase the vessel Fantastiks as set forth in the Memorandum of Agreeement with Kleimar (see note 5).

In the opinion of management, the accompanying interim consolidated financial statements of Navios Partners are unaudited, but, contain all adjustments necessary to present fairly, in all material respects its consolidated financial position as of March 31, 2008 and the consolidated results of operations for the three months ended March 31, 2007 and 2008. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners Annual Report on Form 20-F for the year ended December 31, 2007.

NOTE 3—INITIAL PUBLIC OFFERING

On November 16, 2007, Navios Partners completed its initial public offering of 10,500,000 common units at a price of $20.00 per unit. This included 500,000 common units sold to a corporation owned by Navios Partners’ Chairman and Chief Executive Officer. The proceeds received by Navios Partners from the IPO and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 10,500,000 units at $20.00 per unit	$210,000
Use of proceeds from sale of common units:
Underwriting discount and fees to underwriters	($13,500)
Acquisition expenses	($ 3,816)
Net IPO Proceeds	$192,684
Net book value of net assets contributed by Navios Holdings	$185,789
Less cash contributed to Navios Holdings	(353,300)
Contribution to Navios Holdings (deemed dividend)	($167,511)
Total owners’ net investment and partners’ capital	$25,173

In connection with the IPO, Navios Partners acquired all of outstanding shares of capital stock of the subsidiaries of Navios Holdings that owned or had rights to eight vessels which was accounted for as a transaction under common control. As a result, the difference between the aggregate cash consideration paid for the subsidiaries that owned or had the rights to eight vessels of $353,300 and their carrying values of $185,789 was considered as a deemed distribution of $167,511 to Navios Holdings. This deemed dividend payable of $167,511 resulted in reduction of total partners’ capital to reflect the deemed impact of the deemed distribution, but not the proceeds of the IPO.

The deemed distribution calculation has taken into account the Company’s forgiveness of balances due from related parties (which was treated as a capital distribution to Navios Holdings), which occurred immediately prior to consummation of the IPO (See Note 11).

NAVIOS MARITIME PARTNERS L.P.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 4 —CASH AND CASH EQUIVALENTS

As of December 31, 2007 and March 31, 2008, cash and cash equivalents amounted to $10 million and $10.4 million respectively and consisted of Navios Partners’ cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

NOTE 5 — VESSELS AND OTHER FIXED ASSETS

	Cost	Accumulated Depreciation	Net Book Value
Vessels
Balance December 31, 2006	$151,432	($7,598)	$143,834
Additions	—	($7,858)	($7,858)
Balance December 31, 2007	$151,432	($15,456)	$135,976
Additions	—	($1,964)	($1,964)
Balance March 31, 2008	$151,432	($17,420)	$134,012

Concurrent with Kleimar’s exercise of its purchase option on Fantastiks, a 180,000 DWT Capesize vessel currently chartered-in, Fantastiks Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), signed a Memorandum of Agreement with Kleimar to purchase the vessel Fantastiks upon its delivery in April 2008 for an amount of $34.2 million. In addition, all of the risk of non-performance related to Fantastiks is assigned to Navios Partners. Therefore Kleimar pays to Fantastiks Shipping Corporation the net of the charter hire it receives less any charter hire it pays, until delivery of the vessel. Hire revenue and expense, net of address commissions is included in the statement of income, under time charter and voyage revenue and in time charter and voyage expenses (see note 11).

NOTE 6 — INTANGIBLE ASSETS

Intangible assets as of December 31, 2007 and March 31, 2008 consist of the following:

	Balance	Accumulated Depreciation	Transfer to vessel cost	Net Book Value December 31, 2007
Unfavorable lease terms	($8,486)	$1,830	$—	($6,656)
Favorable lease terms	52,874	(4,767)	—	48,107
Favorable vessel purchase option	6,677	—	—	6,677
Backlog liabilities	(3,500)	3,500	—	—
Total	$47,565	$563	$—	$48,128

	Balance	Accumulated Depreciation	Transfer to vessel cost	Net Book Value March 31, 2008
Unfavorable lease terms	($8,486)	$2,330	$—	($6,156)
Favorable lease terms	52,874	($6,067)	—	46,807
Favorable vessel purchase option	6,677	—	—	6,677
Backlog liabilities	(3,500)	3,500	—	—
Total	$47,565	($237)	$—	$47,328

NAVIOS MARITIME PARTNERS L.P.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 7 — BORROWINGS

Borrowings as of December 31, 2007 and March 31, 2008 consist of the following:

	December 31, 2007	March 31, 2008
Credit facility	$165,000	$165,000
Less current portion	—	—
Total long term borrowings	$165,000	$165,000

At March 31, 2008, Navios Partners was in compliance with the financial covenants of its revolving loan facility. The repayment of the loan facility starts no earlier than August 2011 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the agreement.

NOTE 8— SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Three Month Period Ended December 31, 2007	Three Month Period Ended March 31, 2008
Europe	$5,541	$6,006
Asia	4,975	7,676
Australia	—	638
Total	$10,516	$14,320

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 9 — INCOME TAXES

Marshall Islands and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition; these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, Management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 10 —COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.

In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners financial position, results of operations or liquidity.

In March 2008, Navios Partners took delivery of the “Navios Aldebaran”, a newbuilding Panamax vessel of 76,500 dwt. The vessel came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered-out the vessel for a period of five years at a net daily charter-out rate of US$ 28,391.

The future minimum commitments of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount

2008	$7,432
2009	9,864
2010	9,864
2011	9,864
2012	9,891
2013 and thereafter	17,262
$64,177

NOTE 11 —TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the three month period ended March 31, 2008 amounted to $1,820 ($0 for the three month period ended March 31, 2007)

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Prior to the IPO, the Manager, a wholly owned subsidiary of Navios Holdings provided the Company’s vessels with a wide range of services such as chartering, technical support and maintenance, insurance, consulting, financial and accounting services for a per vessel fixed monthly fee (2007: $15,000). Such fee was adjusted at the end of the year, where the Manager’s remaining profit or loss was reallocated to the managed vessels, based on the managed days per vessel. The Manager was responsible for managing all cash transactions of the Company, as the Company did not maintain any cash accounts. The Manager paid any costs relating to the operation of the Company’s vessels. Furthermore, all revenues from the vessels operations were directly deposited to the Manager’s bank accounts and used to fund the Company’s expenses.

Total general and administrative fees for the three month period ended March 31, 2008 amounted to $496 ($244 for the three month period ended March 31, 2007).

Balance due to related parties: Included in the current liabilities as at March 31, 2008 is an amount of $1,044 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the amounts due from Kleimar (see note 5) amounting to $1,391 as well as management fees, administrative service fees and other expenses owed to affiliated companies amounting to $2,435. Total management fees, administrative service fees and other expenses charged to Navios Partners for the three month period ended March 31, 2008 amounted to $1,820, $270 and $345 respectively.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 12— CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and are made in the following manner, during the subordination period:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;
•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and
•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

On February 1, 2008, the Board of Directors of Navios Partners authorized its first regular cash distribution for the period of 46 days from November 16, 2007 to December 31, 2007 of $0.175 per unit, based on the minimum quarterly cash distribution prorated for the period since the IPO on November 16, 2007. The distribution was paid on February 14, 2008 to all holders of record of common, subordinated and general partner units on February 11, 2008. The aggregate amount of the declared distribution was $3,236.

Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the period ended December 31, 2007 and March 31, 2008.

The general partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.

The calculations of the basic and diluted earnings per unit are presented below. For purposes of the earnings per unit (EPU) calculations, the subordinated units and general partner units are assumed to be outstanding for periods presented prior to IPO.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period Ended March 31, 2007	Three Month Period Ended March 31, 2008
Net income	4,656	3,847
Earnings attributable to:
Common unit holders	—	3,675
Subordinated unit holders	4,563	95
General partner unit holders	93	77
Weighted average units outstanding (basic and diluted)
Common unit holders		10,500,000
Subordinated unit holders	7,621,843	7,621,843
General partner unit holders	369,834	369,834
Earnings per unit (basic and diluted):
Common unit holders	$—	$0.35
Subordinated unit holders	$0.60	$0.01
General partner unit holders	$0.25	$0.21

NOTE 13— RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement.’’ SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. Those portions of FAS 157 that were effective for Navios Partners for the fiscal year beginning on January 1, 2008 did not have a material effect on its consolidated financial statements.

In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of FASB Statement No. 157, “Fair Value Measurement”, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of FAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of Navios Partners.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities.’’ SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. This statement was effective for Navios Partners for the fiscal year beginning on January 1, 2008 and it did not have a material effect on its consolidated financial statements. In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The

NAVIOS MARITIME PARTNERS L.P.

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R is effective as of the beginning of an entity’s fiscal year that begins after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of FAS 141R on its consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Navios Partners does not expect any potential impact at the date of the adoption of SFAS No. 160 on its consolidated financial statements.

In March 2008, the FASB issued its final consensus on “Issue 07-4 – Application of the Two-Class Method under FASB Statement No. 128, Earnings per Share, to Master Limited Partnerships”. This issue may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This issue addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance in Issue 07-4 would be effective for fiscal years that begin after December 15, 2008, and would be accounted for as a change in accounting principle through retrospective application. Early application would not be permitted. Navios Partners is currently evaluating the potential impact, if any, of the adoption of Issue 07-4 under FASB Statement No. 128 on its consolidated financial statements.

NOTE 14 — SUBSEQUENT EVENTS

On April 16, 2008, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2008 of $0.35 per unit. The distribution is payable on May 14, 2008 to all holders of record of common, subordinated and general partner units on May 5, 2008. The aggregate amount of the declared distribution is $6,472.

On April 21, 2008, Navios Partners agreed to acquire from Navios Holdings, the Navios Aurora, a 75,397 DWT Panamax vessel built in 2005, for a price of $80.0 million. The vessel is scheduled to be delivered on July 1, 2008. Navios Partners will finance the acquisition with a $35.0 million drawdown under a new tranche to its existing credit facility. The remaining $45.0 million will be paid through the issuance of common units of Navios Partners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: April 22, 2008